Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Double asterisks denote omissions.
Exhibit 4.13

AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT			1.CONTRACT ID CODE	PAGE OF PAGES 1 9
2.AMENDMENT/MODIFICATION NO. 0001	3.EFFECTIVE DATE See Block 16C	4.REQUISITION/PURCHASE REQ. NO. N/A	5.PROJECT NO. (If applicable)
6.ISSUED BY CODE	ASPR-BARDA	7.ADMINISTERED BY (If other than Item 5) CODE		ASPR-BARDA02
ASPR-BARDA O’NEILL HOUSE OFFICE BUILDING Room 22G13 Washington DC 20515		US DEPT OF HEALTH & HUMAN SERVICES ASPR AMCG O’NEILL HOUSE OFFICE BUILDING Room 22G13 Washington DC 20515
8.NAME AND ADDRESS OF CONTRACTOR (No., Street, City, County, State and ZIP Code) SUMMIT (OXFORD) LIMITED 1510803 SUMMIT (OXFORD) LIMITED 85B PA 85B PARK DRIVE MILTON PARK ABINGDON OXFORDSHIRE OX14 4SB		(x)	9A.AMENDMENT OF SOLICITATION NO.

9B.DATED (SEE ITEM 11)
		x	10A.MODIFICATION OF CONTRACT/ORDER NO. HHSO100201700014C
10B.DATED (SEE ITEM 13) 09/05/2017
CODE 1510803	FACILITY CODE
11.THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
The above solicitation is amended as set forth in Item 14. The hour and date specified for receipt of Offers ☐ is extended. ☐ is not extended. Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods: (a) By completing Items 8 and 15, and returning copies of the amendments; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers. FAILURE OF YOUR ACKNOWLEDGEMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF THE OFFERS PRIOR TO THE HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER. If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment and is received prior to the opening hour and date specified.

12.ACCOUNTING AND APPROPRIATION DATA (If required) See Schedule
13. THIS ITEM ONLY APPLIES TO MODIFICATION OF CONTRACTS/ORDERS. IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.
CHECK ONE	A. THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT ORDER NO. IN ITEM 10A.

B. THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office appropriation date, etc.) SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43 103(b).

X	C. THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF: FAR 42.103(a)(3) Mutual Agreement of the Parties
D. OTHER (Specify type of modification and authority)
E. IMPORTANT: Contractor ☐ is not ☒ is required to sign this document and return 2 copies to the issuing office.
14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings including solicitation/contract subject matter where feasible.)
Tax ID Number: CO-0000487
DUNS Number: 733628718
The Purpose of this Modification is to remove the requirement for an Earned Value Management System from the contract and substitute a new Statement of Work to reflect the removal of the EVMS requirement.

See Continuation Sheet
Period of Performance: 09/05/2017 to 09/30/2018

Except as provided herein, all terms and condition of the document referenced in Item 9A or 10A, as heretofore changes, remains unchanged and in full force and effect.

15A.NAME AND TITLE OF SIGNER (Type or print) ERIK OSTROWSKI, CFO		16A.NAME OF CONTRACTING OFFICER (Type or print) FRANCINE L. HEMPHILL
15B.NAME OF CONTRACTOR BY /s/ Erik Ostrowski, CFO___________________ (Signature of person authorized to sign)	15C.DATE SIGNED 19 JUNE 2018	16B.UNITED STATES OF AMERICA BY /s/ Francine L. Hemphill_____________________ (Signature of Contracting Officer)		16C.DATE SIGNED 6/19/18
NSN 7540-01-152-8070 Previous edition is NOT usable		STANDARD FORM 30 (REV. 10-83) Prescribed by GSA FAR (48 CFR) 53.214(a)

Contract No. HHSO100201700014C Modification No. 0001	Summit (Oxford) Ltd. Continuation Sheet	Page 2 of 9
Beginning with the effective date of this modification, the Government and the Contractor mutually agree as follows:

1.	Article C.3 EARNED VALUE MANAGEMENT SYSTEM (EVMS) IMPLEMENTATION REQUIREMENTS is deleted.

2.	Article F.2 DELIVERABLES

1.	Summary of Contract Deliverables: this summary is deleted and replaced as follows:
TECHNICAL DELIVERABLES

CDRL#	Deliverable	Deliverable Description	Reporting Procedures and Due Dates
01	Kickoff Meeting	The Contractor shall complete a Kickoff meeting after contract award
Due: Within [**] of contact award.
Materials: Contractor shall provide itinerary and agenda to CO and COR at least [**] business days in advance of site visit. CO approves and the COR distributes itinerary and agenda within [**] business days.
Due out: Contractor provides meeting minutes to CO and COR within 5 business days after the meeting. The CO and COR reviews, comments, and the CO approves minutes within [**] business days.

02	Quarterly Meetings
The Contractor shall hold recurring teleconference or face-to-face Project Review Meetings approximately every third month either in Washington D.C. or at work sites of the Contractor or subcontractors. Face-to-face meetings shall alternate between Washington DC and Contractor, sub-contractor sites, with the first to be held in Washington DC. The meetings will be used to discuss contract progress in relation to, the Program Management deliverables described below as well as study designs, technical, regulatory, and ethical aspects of the program.

Materials: Contractor shall provide itinerary and agenda to CO and COR at least [**] business days in advance of site visit. The COR approves and distributes itinerary and agenda within [**] business days.
Due out: Contractor provides meeting minutes to the CO and the COR within [**] business days after the meeting. The CO and COR reviews, comments, and the CO approves minutes within [**] business days.

03	[**] Teleconference Meetings	The Contractor shall participate in teleconferences every [**] with the CO and the COR to discuss the performance of the contract.
Materials: Contractor provides agenda to the CO and COR no later than [**] business days in advance of meeting. The COR approves and distributes agenda prior to meeting.
Due out: Contractor provides meeting minutes to the CO and COR within [**] business days following the meeting. The CO and COR reviews, comments, and the COR approves minutes within [**] business days following the meeting.

04 (Monthly) 05 (Annual)	Monthly & Annual Technical Progress Reports
The Monthly and Annual Technical Progress report shall address each of the below items and be cross-referenced to the Work Breakdown Structure (WBS), and the Statement of Work (SOW).
1.An Executive Summary highlighting the progress, issues and relevant manufacturing, non-clinical, clinical and regulatory activities. The Executive Summary should highlight only critical issues for that reporting period and resolution approach; limited to 2-3 pages.
2.Progress in meeting contract milestones - broken out by subtasks within each milestone, overall project assessment, problems encountered and recommended solutions. The reports shall detail the planned and actual progress during the period covered, explaining occurrences of any differences between the two and the corrective steps.
3.The reports shall also include a [**]-month rolling forecast of the key planned activities, referencing the WBS.
4.A tracking log of progress on regulatory submissions with the FDA number, description of submission, date of submission, status of submission and next steps.
5.Estimated and Actual Expenses.
6.This report shall also contain a narrative or table detailing whether there is a significant discrepancy (>10%) at this time between the % of work completed and the cumulative costs incurred to date. Monthly and actual expenses should be broken down to the appropriate WBS level. This section of the report should also contain estimates for the Subcontractors’ expenses from the previous month if the Subcontractor did not submit a bill in the previous month. If the subcontractor(s) was not working or did not incur any costs in the previous month, then a statement to this effect should be included in this report for those respective subcontractors.

Due: Monthly Reports shall be submitted on the [**] day of the month after the end of each month with an Annual Report submitted on the [**] calendar day of the final month of each contract year for the previous twelve calendar months. Monthly progress reports are not required for the periods when the Annual Report(s) and Final Report are due. The CO and the COR will review the monthly reports and provide feedback within [**] business days of receiving the report. The CO approves acceptance of monthly and annual reports.

06	Risk Management Plan
The Contractor shall provide a Risk Management Plan that outlines the impacts of each risk in relation to the cost, schedule, and performance objectives. The plan shall include risk mitigation strategies. Each risk mitigation strategy will capture how the corrective action will reduce impacts on cost, schedule and performance.

Due: Within [**] days of contract award.
Due out: Contractor provides updated Risk Management Plan to Monthly Progress Report. The COR shall provide Contractor with written comments in response submitted plan. Contractor must address, in writing, all commercially reasonable concerns raised by the COR within [**] business days of Contractor’s receipt of COR’s concerns for CO approval.

07	Deviation Notification and Mitigation Strategy
Contractor shall notify the CO of significant changes in the schedule defined as increases in cost above 5% or schedule slippage of more than 30 days, which would require a PoP extension. Contractor shall provide a high level management strategy for risk mitigation.
Due: As needed.
08	Go/No-Go Decision Gate Presentation	Contractor shall provide a presentation detailing technical progress made towards completion of Go/No-Go decision gate milestones following a prescribed template provided by the CO prior to the IPR
Materials: Contractor shall provide presentation materials to the CO and COR [**] business days prior to the In-Process Review (IPR). Contractor shall submit written justification of progress towards satisfying Go/No-Go criteria. After reviewing, CO and COR will provide a written response within [**] business days.

09	Incident Report	Contractor shall communicate and document all critical programmatic concerns, risks, or potential risks with the CO and COR.
Due: Within [**] of activity or incident or within [**] for a security activity or incident via email or telephone, with written follow-up to the CO and COR. Additional updates due within [**] of additional developments.
Due out Contractor shall submit within [**] business days, a Corrective Action Plan (if deemed necessary by either party) to address any potential issues. If corrective action is deemed necessary, Contractor must address in writing, its consideration of concerns raised by the CO, with [**] business days of receiving such concerns in writing.

10	Draft and Final Reports for Clinical and Non-Clinical Studies	Contractor shall provide Draft and Final Clinical/Non-Clinical Study Reports to the CO and COR for review and comment.
Draft - within [**] calendar days after completion of analysis and at least [**] business days prior to submission to FDA. Subcontractor prepared reports received by the Contractor shall be submitted to the CO and COR for review and comment no later than [**] business days after receipt by Contractor. The CO shall provide written comments to the Draft Final Report for Clinical and Non-Clinical Studies within [**] business days after the submission.
Final - due [**] calendar days after receiving comments on the Draft Final Report for Clinical and Non-Clinical Studies. If corrective action is recommended, Contractor must address, in writing, all reasonable concerns raised by the CO in writing Contractor shall consider revising reports to address CO’s recommendations prior to FDA submission.
Final FDA submissions shall be provided to the CO and COR concurrently or no later than [**] after submission to the FDA.

11	Standard Operating Procedures	The Contractor shall make internal and, to the extent possible, subcontractor Standard Operating Procedures (SOPs) available for review electronically.	Upon request from the CO.
12	Manufacturing Campaign Reports
Contractor shall provide Manufacturing Campaign Reports to the CO and COR for review and comment prior to submission to FDA.
The COR and CO reserve the right to request within the PoP a non-proprietary Manufacturing Campaign Report for distribution within the USG.

Due: Contractor will submit Manufacturing Campaign Reports at least [**] business days prior to FDA submission.
Due out: If corrective action is recommended, Contractor must address, in writing, all concerns raised by the CO in writing. Contractor shall consider revising reports to address CO and COR’s concerns and/or recommendations prior to FDA submission.
Final FDA submission shall be submitted to the CO and COR concurrently or no later than [**] after submission to the FDA.

13	FDA Correspondence	The Contractor shall memorialize any correspondence between Contractor and FDA and submit to the CO and COR. All documents shall be duly marked as either “Draft” or “Final”.	Due: Contractor shall provide written summary of any FDA correspondence within [**] business days of correspondence.
14	FDA Meetings
The Contractor shall forward the dates and times of any meeting with the FDA to the CO and COR and make arrangements for appropriate government staff to attend the FDA meetings. Government staff shall include up to a maximum of four people (COR, CO and up to 2 subject matter experts).

Contractor shall notify the CO and COR of upcoming FDA meeting within [**] of scheduling Type A, B or C meetings OR within [**] of meeting occurrence for ad hoc meetings.
The Contractor shall forward Initial Contractor and FDA-issued draft minutes and final minutes of any meeting with the FDA to the CO and COR within [**] business days of receipt. All documents shall be duly marked as either “Draft” or “Final”.

15	FDA Submissions
The Contractor shall provide the CO and COR the opportunity to review and comment upon all draft submissions before submission to the FDA. Contractor shall provide the CO and COR with an electronic copy of the final FDA submission. All documents shall be duly marked as either “Draft” or “Final”.

Due: Contractor shall submit draft FDA submissions to the CO and COR at least [**] business days prior to FDA submission. The CO and COR will provide feedback to Contractor within [**] business days of receipt.
Due out: if corrective action is recommended, the Contractor must address, in writing, its consideration of all concerns raised by the CO.
The Contractor shall consider revising their documents to address CO’s concerns and/or recommendations prior to FDA submission.
Final FDA submissions shall be submitted to the CO and COR concurrently or no later than [**] of its submission to CDER.

16	FDA Audits
In the event of an FDA inspection which occurs as a result of this contract and for the product, or for any other FDA inspection that has the reasonable potential to impact the performance of this contract, the Contractor shall provide the USG with an exact copy (non-redacted) of the FDA Form 433 and the Establishment Inspection Report (EIR). The Contractor shall provide the COR and CO with copies of the plan for addressing areas of non-conformance to FDA regulations for GLP, GMP, or GCP guidelines as identified in the audit report, status updates during the plans execution and a copy of all final responses to the FDA. The Contractor shall also provide redacted copies of any FDA audits received from subcontractors that occur as a result of this contract or for this product. The Contractor shall make arrangements for CO and BARDA representative(s) to be present during the final debrief by the regulatory inspector.

Contractor shall notify the CO and COR within [**] business days of a scheduled FDA audit or within [**] of an ad hoc site visit/audit if the FDA does not provide advanced notice.
Contractor shall provide copies of any FDA audit report received from subcontractors that occur as a result of this contract or for this product within [**] business days of receiving correspondence from the FDA or third-party.
Within [**] business days of audit report, Contractor shall provide CO with a plan for addressing areas of nonconformance, if any are identified.

17	QA Audit Reports
The COR reserves the right to participate in QA audits. Upon completion of the audit/site visit the Contractor shall provide a report capturing the findings, results and next steps in proceeding with the subcontractor. If action is requested of the subcontractor, detailed concerns for addressing areas of non-conformance to FDA regulations for GLP, GMP, or GCP guidelines, as identified in the audit report, must be provided to the CO and COR. The Contractor shall provide-responses from the subcontractors to address these concerns and plans for corrective action execution.

Contractor shall notify the CO and COR [**] days in advance of upcoming, ongoing, or recent audits/site visits of subcontractors as part of weekly communications.
Contractor shall notify the CO and COR within [**] business days of report completion.

18	Government Audit
Contractor shall accommodate periodic or ad hoc site visits by the CO and COR. If the CO, COR, Contractor, or other parties identifies any issues during an audit, the Contractor shall capture the issues, identify potential solutions, and provide a report to the CO and COR.

If issues are identified during the audit, Contractor shall submit a report to the CO and COR detailing the finding and corrective action(s) within [**] business days of the audit.
Due out: The CO and COR will review the report and provide a response to the Contractor with [**] business days. Once corrective action is completed, the Contractor will provide a final report to the CO and COR.

19	Technical Documents
Upon request, Contractor shall provide CO and COR with deliverables from the following contract funded activities: process Development Reports, Assay Qualification Plan/Report, Assay Validation Plan/Report, Assay Technology Transfer Report, Batch Records, SOPs, Master Production Records, Certificate of Analysis, Clinical Studies Data or Reports. The CO and COR reserve the right to “request within the PoP a non-proprietary technical document for distribution within the Government.

Contractor shall provide technical document within [**] business days of COR’s request. Contractor can request additional time on an as needed basis.
If corrective action is recommended by the COR, the Contractor must address, in writing, concerns raised by the COR to the COR and CO in writing.

20	Animal Model or Other Technology Transfer Package	Contractor shall provide Animal Model or Other Technology Transfer Package relevant data.	Contractor shall provide data within [**] business days of the COR’s request to the CO and COR.
21	Raw Data or Data Analysis	Contractor shall provide raw data or data analysis to the CO and COR upon request.	Contractor shall provide data or data analysis to the CO and COR within [**] business days of request.
22	Product Transition Strategy
Contractor shall provide a 2-4 page summary document containing a Product Transition Strategy to support transition of the product(s) prior to end of the base and/or option(s) POP. The Product Transition Strategy should provide a strategic plan for further development and/or stockpiling of the product. The transition strategy shall provide options and/or a specific approach for the transition of MCM product for further development, procurement, approval and/or stockpile.
Contractor shall provide a Product Transition Strategy to support transition of the produces) [**] days prior to the end of the (base/option) POP as addendum to the Quarterly Project Status Report.
23	Publications	Any manuscript or scientific meeting abstract containing data generated under this contract must be submitted to the CO and COR for review prior to submission.
Contractor must submit all manuscript or scientific meeting abstract to the CO and COR within [**] days for manuscripts and [**] days for abstracts.
Contractor must address in writing all concerns raised by the CO and COR in writing.
Final submissions shall be submitted to the CO and COR concurrently or no later than [**] after its submission.

24	Press Releases	Contractor agrees to accurately and factually represent the work conducted under this contract in all press releases.
With the exception of ad-hoc press releases required by applicable law or regulations, Contractor shall ensure that the CO and COR has received and approved an advanced copy of any draft press release to this contract not less than [**] business days prior to the issuance of the press release. The CO shall revert with comments within [**] of receipt of the draft press release. Should no comments be forthcoming from the CO by end of the [**], Summit will be permitted to issue the press release
If corrective action is required, the Contractor agrees to accurately and factually represent the work conducted under this contract in all press releases.
Any final press releases shall be submitted to the CO and COR no later than [**] prior to its release.

25	Draft and Final Technical Progress Report
A Draft Final Technical Progress Report containing a summation of the work performed and the results obtained for the entire contract PoP. The draft report shall be duly marked as ‘Draft’.
The Final Technical Progress Report incorporating feedback received from the CO and COR and containing a summation of the work performed and the results obtained for the entire contract PoP. The final report shall document the results of the entire contract. This report shall be in sufficient detail to fully describe the progress achieved under all milestones. The final report shall be duly marked as “Final”.

Due: Contractor shall provide a draft Technical Progress Report [**] calendar days before the end of the Pop and the Final Technical Progress Report on or before the completion date of the PoP.
Subcontractor prepared reports received by the Contractor shall be submitted to the CO and COR for review and comment no later than [**] business days after receipt by the Contractor.
Due out: the CO shall provide feedback on draft report within [**] calendar days of receipt, which the Contractor shall consider incorporating into the Final Report.
Contractor shall submit, with the Final Technical Progress Report, a summary (not to exceed 200 words) of salient results achieved during the performance of the contract.

26	Draft and Final Study Protocols
Contractor shall provide all Draft and Final Study Protocols to the COR for evaluation. (The CO and COR reserves the right to request within the period of performance a non-proprietary Study Protocol for distribution within the United States Government (USG))

The Contractor will submit all proposed protocols to the CO and COR at least [**] business days prior to study start. If corrective action is required, the Contractor must address in writing all concerns raised by the CO and COR to the satisfaction of the COR before study execution and provide the CO and COR a revised draft protocol that addresses the CO’s comments and requested changes.
After receiving the revised Study Protocol that satisfies the COR, the CO will approve the revised Study Protocol and will provide a written approval to the Contractor that provides authorization to the Contractor to execute the specific study.
Contractor shall not proceed with any study protocol until the COR gives its approval and the Contractor has provided the CO and COR with a final and approved Study Protocol.

27	Clinical Study Status Update
Contractor shall provide COR with a status update of clinical studies that are actively enrolling patients to include by study site: cumulative enrollment; new enrollments; screen failures; patients dropped from study; AE and SAEs; activation or inactivation of study sites; investigator appointments or changes; and status of IRB/IEC review/approval/renewal. Contractor will provide proposed format for the COR’s review and approval

Update will be submitted by e-mail or other electronic format to be provided by the COR by the end of the [**] business day of each new month.
Updates, to the extent they are available, will be presented during biweekly teleconferences.
If no changes have occurred since the prior update only a simple statement that there is no new data is required.

[Type here]

Contract No. HHSO100201700014C Modification No.0001	Summit (Oxford) Ltd. Continuation Sheet	Page 9 of 9

3.    Under Section F.2 DELIVERABLES: Subparagraph 2.A.i (Monthly Progress Report).
a. SECTION IV: This Section is deleted.
4.    Under Section F.2 DELIVERABLES Subparagraph 2.A.ii (Annual Progress Report)
a. SECTION IV: This Section is deleted.
5.    Under Section F.2 DELIVERABLES Subparagraph 2.C (EARNED VALUE MANAGEMENT (EVM) DELIVERABLES):
This Section is deleted except for iv. Risk Management Plan and v. Requirement for Notification of Deviation and Mitigation Strategy which is changed to read as follows:
“Contractor shall notify the Government of significant changes in the schedule defined as increases in cost above [**]% or schedule slippage of more than 30 days, which would require an extension to the period of performance. Contractor shall provide a high level management strategy for risk mitigation. Notice due as needed.”
6.    Under SECTION J (LIST OF ATTACHMENTS),
a.    Delete ATTACHMENT 1, Statement of Work dated June 2, 2017 (4 pages) and replace with Statement of Work dated April 2, 2018 (4 pages).
b.    Delete ATTACHMENT 8. 7 Principles of Earned Value Management Implementation Guide (Tier 2),
(30 pages)
END OF MODIFICATION 0001 TO HHSO100201700014C

HHSO100201700014C
Contractual Statement of Work
CLINICAL DEVELOPMENT OF DRUG
Topic Area of Interest No. 3
April 2, 2018
PREAMBLE
Independently and not as an agency of the Government, Summit (Oxford) Limited (hereafter the “Contractor”) shall be required to furnish all the necessary services, qualified personnel, material, equipment, and facilities, not otherwise provided by the Government, as needed to perform the Statement of Work submitted in response to the BARDA Broad Agency Announcement (BAA) BARDA CBRN BAA-16-100-SOL-00001.
The Government reserves the right to modify the milestones, progress, schedule, budget, or deliverables to add or delete deliverables, process, or schedules if the need arises. Because of the nature of this research and development (R&D) contract and the complexities inherit in this and prior programs, at designated milestones the Government will evaluate whether work should be redirected, removed, or whether schedule or budget adjustments should be made. The Government reserves the right to change the product, process, schedule, or events to add or delete part or all of these elements as the need arises.
Overall Objectives and Scope
The overall objective of this contract is to advance the development of ridinilazole, a novel therapy for the treatment of Clostridium difficile Infections (CDI) and reducing the recurrence of CDI. The scope of work for this contract includes clinical and manufacturing development activities that fall into the following areas: non-clinical toxicology studies; clinical activities; manufacturing activities; and all associated regulatory, quality assurance, management, and administrative activities. The Research and Development (R&D) effort for ridinilazole will progress in specific stages that cover the base performance (I) segment and option segment (II) as specified herein. The Contractor must complete specific tasks required in each of the two discrete work segments. The statement of work has been broken into the following phases which are discrete work segments:
1.    CLIN 1: [**]
2.    CLIN 2: [**]
3.    CLIN 3: [**]
4.    CLIN 4: [**]
1. CLIN 1 [**]
The overall objective of CLIN 1 will be to [**].
1.1     Program Management (WBS 1.1)
[**]

1

2. CLIN 2: [**]
The overall objective of CLIN2 is to [**]
2.1     Program Management (WBS 1.1)
[**]
3. CLIN 3: [**]
The overall objective of CLIN3 is to [**].
3.1     Program Management (WBS 1.1)
[**]

4. CLIN 4: [**]
4.1     Program Management (WBS 1.1)
[**]

5. OTHER ITEMS
5.1     Facilities, Equipment and Other Resources. (Contract: Section J)
[**].
END
STATEMENT OF WORK
HHSO100201700014C

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